1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of March 2003

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page

1.1	Notices of Class Meeting for Holders of H Shares and Extraordinary General Meeting, dated March 17, 2004	4

1.2	Announcement dated March 17, 2004	10

1.3	Announcement of Annual Results for the Year Ended December 31, 2003, dated March 17, 2004	11

1.4	Announcement dated March 17, 2004	27

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-3 (File No. 333-113181), as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 18, 2004	By:	/s/ Zhou Deqiang

	Name:	Zhou Deqiang
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

NOTICE OF THE CLASS MEETING FOR HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holders of H shares of China Telecom Corporation Limited (the “Company”) with a nominal value of RMB1.00 each (“H Share Class Meeting”) will be held at 11:00 a.m. on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC, to seek the approval of the holders of H shares in the H Share Class Meeting to pass the following special resolutions:

SPECIAL RESOLUTIONS

1.	“THAT the directors of the Company be authorised to issue and allot up to 8,317,560,515 new H Shares (the “New H Shares”), which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered share capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares (representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted) upon conversion of up to 756,141,865 existing domestic shares held by PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds ( ), subject to the following:

(a)	the number of Secondary Shares actually issued and allotted upon conversion from domestic shares shall be 10% of the number of Primary Shares actually issued and allotted by the Company at any time and from time to time pursuant to this special resolution;

(b)	any issue and allotment of the New H Shares pursuant to this special resolution shall be made on such terms and conditions as the directors of the Company (or a duly authorised committee thereof) consider to be appropriate and in the best interests of the Company and subject to the other conditions, including size, timing and price, as mentioned in this special resolution;

(c)	the price at which any or all of the New H Shares may be issued and allotted by the directors of the Company pursuant to this special resolution shall be determined by reference to the prevailing market price of the H Shares at the time of offering and all other relevant market considerations. Such price will in any event be within a range of 20% below or above the prevailing market price of the H Shares of the Company at the time of the offering;

(d)	the net proceeds from any such issue and allotment of the Primary Shares shall wholly fund the Company’s Potential Acquisition (as defined in the circular accompanying this notice). If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and allotment of the Primary Shares pursuant to the New Issue will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have been reviewed and approved by the independent non-executive directors of the Company;

(e)	any New H Shares to be issued and allotted shall be offered to investors who are independent of and not connected with any promoter, director, supervisor, chief executive or substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”)) of the Company or any of

its subsidiaries or an Associate (as defined in the Listing Rules) of any of them, in full compliance with the rules and regulations of the Listing Rules and all applicable laws;

(f)	approval of the issue and allotment of the New H Shares shall be obtained from the holders of domestic shares by way of special resolution at a separate class meeting of holders of domestic shares and from shareholders of the Company by way of special resolution at an extraordinary general meeting;

(g)	approvals for the issue and allotment of the New H Shares shall be obtained from all relevant PRC governmental and regulatory authorities; and

(h)	the authority to the directors of the Company to issue and allotment the New H Shares pursuant to the New Issue shall lapse on 2 November 2004, being the date falling 6 months following the passing of this special resolution.”

2.	“THAT the directors of the Company be authorised to increase the registered capital of the Company and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect the registered capital of the Company following the issue and allotment of any or all of the New H Shares as the directors of the Company may in their discretion decide to issue and allot pursuant to special resolution (1) above.”

3.	“THAT subject to the passing of special resolution (1) above, the holders of H shares of the Company hereby, for the avoidance of doubt, waive their pre-emptive rights (if any) over any or all of the New H Shares which may be issued and allotted pursuant to special resolution (1).”

By Order of the Board Li Ping Company Secretary Hong Kong

17 March 2004

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 2 April 2004 and then register as holders of the H shares on the register of members of the Company are entitled to attend the H Share Class Meeting.

(2)	Each shareholder entitled to attend and vote at the H Share Class Meeting may appoint one or more proxies to attend and vote on his behalf at the H Share Class Meeting. A proxy need not be a shareholder.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Computershare Hong Kong Investor Services Limited not less than 24 hours before the designated time for the holding of the H Share Class Meeting. Completion and return of a form of proxy will not preclude a holder of H shares of the Company from attending in person and voting at the H Share Class Meeting if he so wishes. The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Rooms 1901–1905, 19th Floor, Hopewell Centre,

183 Queen’s Road East, Wanchai,

Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the H Share Class Meeting:

(a)	holders of H shares of the Company attending the H Share Class Meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present the copy of the relevant resolution of the board or other decision making authority in order to attend the H Share Class Meeting.

(b)	holders of H shares intending to attend the H Share Class Meeting shall return the attendance slips via hand delivery, mail or fax to the office of the board of directors of the Company on or before 12 April 2004.

(6)	The register of members of the Company will be closed from 3 April 2004 to 3 May 2004 (both days inclusive).

(7)	Shareholders (in person or by proxy) attending the H Share Class Meeting shall be responsible for their own transportation and accommodation expenses.

(8)	The address of the office of the board of directors is as follows:

31 Jinrong Street Xicheng District,

Beijing 100032 PRC

Contact person:	Li Ping
Telephone:	(8610)6642 8166
Facsimile:	(8610)6601 0728

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 12:00 noon on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC, to seek the approval of the shareholders in general meeting to pass the following special resolutions:

SPECIAL RESOLUTIONS

1.	“THAT the directors of the Company be authorised to issue and allot up to 8,317,560,515 new H Shares (the “New H Shares”), which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered share capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares (representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted) upon conversion of up to 756,141,865 existing domestic shares held by PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds ( ), subject to the following:

(a)	the number of Secondary Shares actually issued and allotted upon conversion from domestic shares shall be 10% of the number of Primary Shares actually issued and allotted by the Company at any time and from time to time pursuant to this special resolution;

(b)	any issue and allotment of the New H Shares pursuant to this special resolution shall be made on such terms and conditions as the directors of the Company (or a duly authorised committee thereof) consider to be appropriate and in the best interests of the Company and subject to the other conditions, including size, timing and price, as mentioned in this special resolution;

(c)	the price at which any or all of the New H Shares may be issued and allotted by the directors of the Company pursuant to this special resolution shall be determined by reference to the prevailing market price of the H shares at the time of offering and all other relevant market considerations. Such price will in any event be within a range of 20% below or above the prevailing market price of the H shares of the Company at the time of the offering;

(d)	the net proceeds from any such issue and allotment of the Primary Shares shall wholly fund the Company’s Potential Acquisition (as defined in the circular accompanying this notice). If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and allotment of the Primary Shares pursuant to the New Issue will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have been reviewed and approved by the independent non-executive directors of the Company;

(e)	any New H Shares to be issued and allotted shall be offered to investors who are independent of and not connected with any promoter, director, supervisor, chief executive or substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”)) of the Company or any of its subsidiaries or an Associate (as defined in the Listing Rules) of any of them, in full compliance with the rules and regulations of the Listing Rules and all applicable laws;

(f)	approval of the issue and allotment of the New H Shares shall be obtained from the holders of H shares by way of special resolution at a separate class meeting of holders of H shares and from the holders of domestic shares of the Company by way of special resolution at a separate class meeting of holders of domestic shares;

(g)	approvals for the issue and allotment of the New H Shares shall be obtained from all relevant PRC governmental and regulatory authorities; and

(h)	the authority to the directors of the Company to the issue and allotment the New H Shares pursuant to the New Issue shall lapse on 2 November 2004, being the date falling 6 months following the passing of this special resolution.”

2.	“THAT the directors of the Company be authorised to increase the registered capital of the Company and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect the registered capital of the Company following the issue and allotment of any or all of the New H Shares as the directors of the Company may in their discretion decide to issue and allot pursuant to special resolution (1) above.”

3.	“THAT subject to the passing of special resolution (1) above, the shareholders of the Company hereby, for the avoidance of doubt, waive their pre-emptive rights (if any) over any or all of the New H Shares which may be issued and allotted pursuant to special resolution (1).”

By Order of the Board

Li Ping

Company Secretary

Hong Kong

17 March 2004

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 2 April 2004 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(2)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the office of the board for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes. The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Rooms 1901–1905, 19th Floor, Hopewell Centre,

183 Queen’s Road East, Wanchai,

Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present the copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slips via hand delivery, mail or fax to the office of the board of directors of the Company on or before 12 April 2004.

(6)	The register of members of the Company will be closed from 3 April 2004 to 3 May 2004 (both days inclusive).

(7)	Shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

(8)	The address of the office of the board of directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:	Li Ping
Telephone:	(8610)6642 8166
Facsimile:	(8610)6601 0728

Exhibit 1.2

Listed Companies Information

CHINA TELECOM—Announcement

The Stock Exchange has received a message from China Telecom Corporation Limited which is reproduced as follows:-

“The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

CLARIFICATION ANNOUNCEMENT

This announcement has been made at the request of The Stock Exchange of Hong Kong Limited in response to a press article in Singtao Daily today relating to a proposed fund-raising by China Telecom Corporation Limited (the “Company”) and the proposed acquisition of assets from its parent. The Board of Directors would like to clarify that under no circumstances has it disclosed such information to the press nor is it aware of the source of any such disclosure. As mentioned in its announcement on 1 March 2004, preliminary discussions are continuing with its parent in relation to the acquisition of telecommunication assets. So far no agreement has been reached in relation to the acquisition of any such assets nor has any placing agreement been entered into by the Company to raise funds to finance such acquisition. However, the Company expects to make a further announcement concerning the potential acquisition and certain proposal to raise funds to finance such acquisition after close of business today, when a formal announcement on these matters will also be made. The Company would like to further confirm that it has not entered into any agreement relating to any of the above matters. The proposed acquisition and proposal to raise funds may or may not proceed and investors are advised to exercise caution in dealing with the Company’s H shares.

By Order of the Board

Li Ping

Company Secretary

Hong Kong

17 March 2004”

Exhibit 1.3

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Announcement of Annual Results

for the Year Ended 31 December 2003

HIGHLIGHTS

•	Total operating revenue reached RMB118,451 million, up by 8.1%

•	EBITDA reached RMB65,369 million, with EBITDA margin of 55.2%

•	Net profit reached RMB24,686 million, with net profit margin of 20.8%

•	Basic earnings per share reached RMB0.33

•	Total number of access lines in service reached 118 million, up by 22.0%

•	Broadband subscribers reached 5.63 million, an increase of 200.4%

CHAIRMAN’S STATEMENT

China Telecom Corporation Limited performed with vitality in 2003. We have increased our overall strength significantly through our continuing efforts in innovation, solid execution, reforms and management improvement. Setting our goal to become “a world-class telecommunications operator” and our corporate objective to “maximise shareholders’ value”, we seized opportunities to accelerate growth. Further developing our business model of “market-oriented”, “customer-centered” and “return-driven”, we have significantly increased and enhanced our profitability and investment value. In 2003, while maintaining the pace of our organic growth, we also achieved external expansion through the successful acquisition of the telecommunications businesses from China Telecommunications Corporation in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province. Consequently, our market leadership position has been further consolidated.

Review of 2003

In a favourable environment of China’s fast growing and strong economy, we upheld our priority in developing our business and achieved positive results in 2003.

Our revenue for 2003 reached RMB118,451 million, an increase of 8.1% from our restated revenue for 2002. Operating expenses reached RMB86,003 million, an increase of 2.9% from our restated operating expenses for 2002. The growth rate of our expenses was lower than the growth rate of our revenue. Net profit reached RMB24,686 million and net profit margin was 20.8%. Our basic earnings per share was RMB0.33.

Our core businesses had outstanding performance in 2003. The wireline telephone services, our pillar business, maintained stable growth and provided us with a steady cash flow. Driven by the strong demand, our wireless local services grew rapidly to become a new driving force of our voice services and mitigated the substitution effect of mobile services. Our broadband Internet services has been our most rapidly growing line of service and has enormous potential.

As of the end of 2003, our wireline telephone subscriber base reached 118 million, an increase of 21.30 million subscribers, or 22.0%, from year-end 2002. Of this increase in our subscriber base, the number of our wireless local subscribers reached 18.35 million, an increase of 11.10 million, or 153.3%, from year-end 2002. The number of our broadband Internet subscribers reached 5.63 million, an increase of 3.76 million, or 200.4%, from year-end 2002. The steady growth in our local telephone subscriber base has strengthened our leading market position, while our continuously expanding broadband Internet subscriber base made room for further business growth.

Our successful acquisition of the telecommunications businesses in the six service regions has enabled us to achieve strong external growth, resulting in an increase of 49.15 million local telephone subscribers, an increase of RMB37,071 million in operating revenue and an increase of RMB6,529 million in net profit.

Innovation and Implementation

Our businesses and operations were greatly bolstered by our efforts in innovation, restructuring, and enhanced management in 2003. We continued to focus on implementing our strategies. In particular, we stimulated revenue growth by enhancing our distribution channels, improved operating efficiency by implementing management innovation, increased competitive competence by implementing Business Process Re-engineering (“BPR”), and accelerated management modernisation by utilising information technology.

In 2003, we continued to enhance our distribution channels as a necessary measure for evolving into a market-oriented business. With the establishment of our four major distribution channels and three major customer service units, we have generally completed the structure of a multi-level and seamless distribution channel that provides integrated services with full coverage. Such a unique distribution system has become our core competitive competence. We enhanced the overall competence of our employees in our marketing channels by optimizing our personnel structure, and increased our responsiveness to the market by optimising our operating processes. We also improved our incentive mechanism by strengthening our merit-based evaluation scheme, such as sales accountability, and advanced support for our sales and services by optimizing our information system. In addition, we built up the service-level-agreement mechanism between the front-end and back-end operations, made timely allocations of network resources and therefore increased our responsiveness to the market in order to provide quality services.

We identified the direction of our management innovation and business focus by benchmarking with the best practices of the top telecommunications operators in the world. We incorporated all of our operating activities with our plans in controlling budget, and strengthened the implementation, supervision and evaluation of our plans. We further centralised and streamlined our financial management system, so as to strengthen our internal control and management on both levels of our headquarters and provincial subsidiaries. Such measures resulted in an efficient control on expenditures, which helped boost our operating performance. By continuously improving our internal control and establishing a multi-level control mechanism, we have effectively minimised our operating and financial risks.

We also made progress in the centralised management of our network resources, which has effectively reduced our maintenance costs for network operations. We optimised the use of our reserved network resources through centralised allotment, which effectively controlled our capital expenditures and further increased the security and reliability of our network operations. In addition, we completed the centralisation of our management for our local network billing system and established a consolidated settlement system at headquarters and provincial levels, which provided further support for our operations. We restructured our network operations and maintenance from a network-oriented system to a market-oriented and customer-oriented system, which consequently improved our network operating efficiency and responsiveness to our front-ends.

Benchmarking with the best practices in the world, we continued to implement BPR in our local branch companies and built up strong strategic business units to enhance our competitive ability. In implementing BPR, we continuously improved our residential customer process, commercial customer process, large enterprise customer process, billing process, investment process, and ongoing responsive local network resources management process. We also optimised the organisational structure of our local branch companies under the principle of centralisation and consolidation. By assigning a key performance indicator quota to each post, each employee bears his or her own operating responsibility. As a result, the market responsiveness and quality of our customer service improved significantly.

In 2003, our information technology made steadfast progress. We formulated an IT Strategic Plan (“ITSP”), setting up the goal for our technological structure to be “unified network platform”, “unified data structure”, and “unified application and integration platform”, and the goal for our organisational structure to be “professionalised IT divisions”, “IT budgets” and “IT control processes”, thereby establishing a new generation of integrated IT system for China Telecom known as CTG-MBOSS. In our ITSP, our Operation Supporting System (the “OSS”), which focuses on network operations, will help ensure efficient and stable network operations, provide strong support for our marketing activities, and accelerate our responses to the market. Our Business Supporting System (the “BSS”), which focuses on our customers and business, will effectively improve our customers’ experience and satisfaction with our services. Our Management Supporting System (the “MSS”), which focuses on our management process, will effectively reduce our administrative expenses and strengthen support to management decisions.

Outlook for 2004

The average annual growth rate for China’s economy in the past 25 years was 9.4%. The GDP growth rate in 2003 exceeded 9%. Such continuously strong growth in China’s economy has created further growth potential in the Chinese telecommunications industry. The Chinese government’s goal of further improving its residents’ living standards and its strategy for developing information technology have provided robust driving forces for the development of the telecommunications industry in China. In 2004, the government’s grand plans for developing China into a strong telecommunications nation will bring invaluable opportunities for our growth.

The regulatory environment in China has become more transparent than ever. We expect that the PRC regulators will continue to focus on regulatory issues such as interconnection and encourage orderly competition in the market.

In 2004, we will seize all opportunities to accelerate growth. To meet the high demand in the wireline telephone market, we will continue to fully leverage on the advantage of our customer base, networks and full business lines, in order to enhance our profitability and maximise our shareholders’ value. While maintaining high organic growth, we will continue to expand externally by seeking opportunities for high-quality acquisition targets. We will strive to do our utmost to build China Telecom into a large corporation that is highly competitive worldwide.

We will continue to devote our efforts in serving and repaying our society, and helping develop information technology for China’s economy and contributing to the development of China into a strong telecommunications country.

Dividend Policy in 2003

Based on our operating results, our Board of Directors will propose to declare a dividend of HK$0.065 per share in the forthcoming Annual General Meeting.

Finally, I would like to take this opportunity to express my sincere appreciation to all of our shareholders, directors, supervisors, employees and customers.

Zhou Deqiang

Chairman and Chief Executive Officer

Beijing, PRC

17 March 2004

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2003 extracted from the audited financial statements of the Group as set out in its 2003 annual report.

CONSOLIDATED STATEMENT OF INCOME

for the year ended 31 December 2003

(Amounts in millions, except per share data)

		2003	2002
	Note	RMB	RMB
Operating revenues		118,451	109,564
Operating expenses
Depreciation and amortisation		(32,921)	(33,005)
Network operations and support		(31,883)	(32,228)
Selling, general and administrative		(18,303)	(15,461)
Other operating expenses		(2,896)	(2,873)

Total operating expenses		(86,003)	(83,567)

Operating profit		32,448	25,997
Deficit on revaluation of property, plant and equipment		—	(14,690)
Net finance costs		(1,814)	(2,144)
Investment income		7	63
Share of profit from associates		34	37

Profit before taxation and minority interests		30,675	9,263
Taxation		(5,933)	582

Profit before minority interests		24,742	9,845
Minority interests		(56)	(72)

Profit attributable to shareholders		24,686	9,773

Basic earnings per share	2	0.33	0.14

Weighted average number of shares		75,614	69,242

CONSOLIDATED BALANCE SHEET

at 31 December 2003

(Amounts in millions)

	2003	2002
	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net	235,211	220,761
Construction in progress	22,790	27,969
Lease prepayments	3,234	3,261
Interests in associates	513	464
Investments	205	271
Deferred tax assets	8,314	7,526
Other assets	9,834	9,659

Total non-current assets	280,101	269,911
Current assets
Inventories	2,330	1,753
Accounts receivable, net	10,187	9,058
Prepayments and other current assets	2,440	2,852
Time deposits with maturity over three months	428	1,352
Cash and cash equivalents	10,119	18,685

Total current assets	25,504	33,700

Total assets	305,605	303,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	40,097	40,336
Current portion of long-term debt	6,434	5,674
Accounts payable	20,129	21,728
Accrued expenses and other payables	15,989	16,297
Income tax payable	3,395	3,842
Current portion of finance lease obligations	19	67
Current portion of deferred revenues	10,603	11,604

Total current liabilities	96,666	99,548

Net current liabilities	(71,162)	(65,848)

Total assets less current liabilities	208,939	204,063
Non-current liabilities
Long-term debt	49,665	17,594

Finance lease obligations	19	82
Deferred revenues	25,389	31,735
Deferred tax liabilities	1,325	618

Total non-current liabilities	76,398	50,029

Total liabilities	173,064	149,577

Minority interests	1,269	1,186

Shareholders’ equity
Share capital	75,614	75,614
Reserves	55,658	77,234

Total shareholders’ equity	131,272	152,848

Total liabilities and shareholders’ equity	305,605	303,611

Note:

1.	Basis of presentation

Since China Telecommunications Corporation controlled the Predecessor Operations transferred to the Company and continues to control the Company, the consolidated financial statements for the periods prior to the legal formation of the Company have been prepared as a reorganisation of entities under common control in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, under as-if-pooling-of-interests accounting, the assets and liabilities of the Predecessor Operations transferred to the Company in connection with the Restructuring have been accounted for at historical amounts and as if the Predecessor Operations were transferred to the Company as at the earliest date presented.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (“the Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (the “Acquisition”). As the Acquired Group was under the common control of China Telecommunications Corporation, the Acquisition has been reflected in the consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisition have been restated to include the results of operations and assets and liabilities of the Acquired Group on a combined basis. The consideration paid by the Company for the acquisition of the Acquired Group has been accounted for as an equity transaction in the consolidated statement of shareholders’ equity as at 31 December 2003.

The results of operations for the year ended 31 December 2002 and the financial condition and shareholders’ equity as at 31 December 2002 and 1 January 2002 previously reported by the Group and the Acquired Group and the combined amounts presented in the consolidated financial statements are set out below:

	The Group (without the Acquired Group)	The Acquired Group	Combined

	RMB millions	RMB millions	RMB millions
Results of operations:
Operating revenues	75,496	34,068	109,564
Operating profit	21,378	4,619	25,997
Net income/(loss)	16,864	(7,091)	9,773
Basic earnings/(loss) per share (RMB)	0.24	(0.10)	0.14
Financial condition:
Current assets	26,502	7,198	33,700
Total assets	210,852	92,759	303,611
Current liabilities	57,627	41,921	99,548
Total liabilities	84,710	64,867	149,577
Shareholders’ equity as at 31 December 2002	125,008	27,840	152,848
Shareholders’ equity as at 1 January 2002	97,485	37,671	135,156

For the periods presented, all significant balances and transactions between the Group and the Acquired Group prior to the Acquisition have been eliminated.

2.	Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit of RMB24,686 million and the weighted average number of shares in issue during the year of 75,614,186,503 shares. The calculation of basic earnings per share for the year ended 31 December 2002 is based on the net profit of RMB9,773 million and the weighted average number of shares in issue during the year of 69,241,674,942 shares, as if the 68,317,270,803 shares issued and outstanding upon the legal formation of the Company on 10 September 2002 had been outstanding throughout the year 2002. The weighted average number of shares for the year ended 31 December 2002 also reflects the issuance of 7,296,915,700 shares in 2002 in connection with the Company’s global initial public offering.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

Management’s discussion and analysis of financial conditions and results of operations

Operating Revenue

Our total operating revenue grew by RMB8,887 million, or 8.1%, from RMB109,564 million in 2002 to RMB118,451 million in 2003. As the main driving forces for the growth in our operating revenue, local telephone services revenue, Internet services revenue and revenue from other businesses increased RMB3,015 million, RMB3,246 million and RMB3,121 million, respectively, from 2002. In 2003, our long distance services revenue decreased by 0.7% from 2002. Revenue from our managed data and interconnection services increased steadily, while revenue from our leased line services decreased.

Local Telephone Services

Our local telephone services remained our pillar business, with revenue growing by 5.5%, from RMB55,006 million in 2002 to RMB58,021 million in 2003, which contributed 49.0% to our total operating revenue. This was primarily due to subscriber growth and usage increase. As of the end of 2003, the total number of our local telephone access lines increased 21.30 million, or 22.0%, from 96.79 million in 2002 to 118 million in 2003. Based on our extensive distribution networks that are close to our customers and our various fee plans and product and service packages, we have effectively reduced the diversion to mobile services and achieved usage increase.

•	Installation Fees. Upfront installation fees will be amortised over the expected customer relationship period of 10 years. Revenue from upfront installation fees increased by 16.3% from RMB1,575 million in 2002 to RMB1,831 million in 2003, mainly due to continuous increase in the number of access lines in recent years.

•	Monthly Fees. Revenue from monthly fees increased RMB1,431 million, or 7.5%, from RMB18,998 million in 2002 to RMB20,429 million in 2003, which was primarily due to the increase in the number of our access lines in service.

•	Local Usage Fees. Revenue from local usage fees increased RMB1,328 million, or 3.9%, from RMB34,433 million in 2002 to RMB35,761 million in 2003, primarily due to an increase in voice usage. Our local usage includes both local voice usage and dial-up Internet usage. Our local usage in 2003 was 346.9 billion pulses and was at the same level as in 2002. While usage of dial-up Internet services (with a lower fee) decreased by 26.6% from 2002, our local voice usage increased 7.2% from 2002 to 294.2 billion pulses in 2003. As a result, our revenue from local usage fees increased in 2003.

Long Distance Telephone Services

Revenue from our long distance telephone services represented 20.0% of our total operating revenue in 2003 and decreased from RMB23,817 million in 2002 to RMB23,658 million in 2003, or 0.7%. This was due to a decrease in actual price caused by an increase in the proportion of VoIP calls. However, the decrease in our long distance services revenue was lower than the 2.4% decrease in 2002. We believe that the risk with regard to long distance telephone services was reduced. The continuous growth in China’s economy drives the demand for long distance telephone services in China. We achieved a rapid increase in long distance telephone usage based on our product and service portfolios tailored to customers and our flexible fee strategies.

•	Domestic Long Distance Services. Domestic long distance revenue decreased by 1.2% from RMB20,123 million in 2002 to RMB19,888 million in 2003. The total transmission volume for our domestic long distance services increased from 2002 by 15.0% to 53.8 billion minutes in 2003. The decrease in domestic long distance revenue was due to a decrease in actual price caused by the increase in the proportion of VoIP calls.

•	International, Hong Kong, Macau and Taiwan Long Distance Services. International, Hong Kong, Macau and Taiwan long distance services revenue increased by 2.1%, from RMB3,694 million in 2002 to RMB3,770 million in 2003. The transmission volume of our international, Hong Kong, Macau and Taiwan long distance services increased by 8.4% from 2002 to 1.62 billion minutes in 2003.

Internet and Managed Data Services

Total revenue from our Internet and managed data services increased by 45.7%, from RMB7,345 million in 2002 to RMB10,700 million in 2003, which represented 9.0% of our total operating revenue. We have an extensive local access network and service network, which provides strong support for meeting the increasing demand of our customers for Internet and managed data services.

•	Internet Services. Revenue from our Internet access services continued to increase rapidly by 66.1%, or RMB3,246 million, from RMB4,914 million in 2002 to RMB8,160 million in 2003. Revenue from our Internet services as a percentage of our total operating revenue also increased from 4.5% in 2002 to 6.9% in 2003. This increase was primarily due to the significant increase in broadband revenue caused by the rapid expansion of our broadband subscriber base. The number of our broadband subscribers increased by 3.76 million from the end of 2002 to 5.63 million as of the end of 2003. We believe that revenue from our broadband Internet services will remain a major driver for our revenue increase.

•	Managed Data Services. Revenue from our managed data services increased by 4.5%, from RMB2,431 million in 2002 to RMB2,540 million in 2003. This increase was primarily due to an increase in our leased bandwidth of managed data services as a result of the continuous economic growth and an increase in the demand for managed data services in our service regions.

Leased Line, Interconnection and Other Services

•	Leased Line Services. Revenue from leased line services decreased by 7.1% from RMB4,214 million in 2002 to RMB3,915 million in 2003. Usage of our leased line services in 2003 slightly increased from 2002. Demand for our leased line services from corporate customers continued to increase, although offset by the reduced volume of usage of other telecommunications operators since they increased use of their own networks. The decrease in revenue was mainly due to a decrease in price of our leased line services caused by a change in customer mix.

•	Interconnection Services. Revenue from interconnection fees increased by 8.8%, from RMB5,921 million in 2002 to RMB6,444 million in 2003. This increase was primarily due to an increase in interconnection volume. In 2003, our net interconnection income (interconnection revenue deducted by interconnection expenses) was RMB3,596 million, representing an increase of 16.3% compared to 2002.

•	Other Businesses. Revenue from our other businesses increased by 66.3%, from RMB4,707 million in 2002 to RMB7,828 million in 2003. The increase was primarily due to an increase in revenue from our value-added services, and sale and repairs and maintenance of customer-end equipment. In 2003, increase in our revenue from value-added services contributed significantly to our total revenue growth, as we developed and promoted new value-added services and continued to develop traditional value-added services.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of wireline services, amortised over the expected customer relationship period of 10 years. Effective as of 1 July 2001, we ceased charging new subscribers upfront connection fees. Consequently, the amortised amount decreased by 7.8%, from RMB8,554 million in 2002 to RMB7,885 million in 2003.

Operating Expenses

In 2003, our operating expenses were RMB86,003 million, representing an increase of 2.9% from 2002, which is lower than the growth rate of our revenue in 2003. Our network operations and support expenses decreased and our depreciation and amortisation expenses also decreased slightly in 2003. Our selling, general and administrative expenses and our personnel expenses increased, while our interconnection and other operating expenses remained at similar levels to those in 2002.

•	Depreciation and Amortisation. Our depreciation and amortisation expenses was RMB32,921 million in 2003, decreased by 0.3% from 2002. The depreciation and amortisation expenses as a percentage of our operating revenue decreased from 30.1% in 2002 to 27.8% in 2003.

•	Network Operations and Support. Our network operations and support expenses (excluding related personnel expenses) decreased by 5.7%, from RMB24,139 million in 2002 to RMB22,759 million in 2003, primarily due to a decrease in repair and maintenance expenses as a result of our further centralised control over network maintenance and resources allocation. Our repair and maintenance expenses decreased by 21.8% from 2002 to RMB9,946 million in 2003.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses (excluding related personnel expenses) increased by 19.0%, from RMB10,235 million in 2002 to RMB12,176 million in 2003. The increase in our selling and marketing expenses was due to the expansion of our customer base, which is offset by a decrease in our general and administrative expenses due to our strict expenditure control. We have effectively controlled the increase in the selling, general and administrative expenses.

•	Personnel Expenses. Our personnel expenses increased by 14.5%, from RMB13,315 million in 2002 to RMB15,251 million in 2003. The increase was primarily due to the further reform of our compensation system after our listing which resulted in a merit-based mechanism and matched our employees’ compensation with the prevailing market level. This enables us to maintain our strength in human resources management. We believe that with the further implementation of our compensation reform, the increase in our personnel expenses will gradually slow down.

•	Interconnection and Other Operating Expenses. Our interconnection and other operating expenses in 2003 increased by RMB23 million, or 0.8%, from RMB2,873 million in 2002 to RMB2,896 million in 2003.

Net Finance Costs

Our net finance costs decreased by 15.4%, from RMB2,144 million in 2002 to RMB1,814 million in 2003. Our sufficient cash flows from operating activities enabled us to repay a large amount of bank loans. Since we have obtained and retained the highest credit ratings from domestic banks in China, we utilised short-term loans to partially replace our long-term loans subject to our financial risk control. This contributes to the decrease in our finance costs.

Income Tax

Our statutory tax rate is 33%. In 2003, our income tax expense was RMB5,933 million, with an effective tax rate of 19.3%. The difference between the statutory tax rate and our effective tax rate was primarily due to the preferential income tax rate of 15% applied to some of our subsidiaries located in special economic zones in China and the exclusion of the upfront connection fees from taxable revenue.

Net Profit

In 2003, our operating revenue grew steadily. Our operating expenses were under effective control and operating efficiency continued to improve. Our net profit reached RMB24,686 million, with net profit margin of 20.8%.

EBITDA

Our EBITDA(1) was RMB65,369 million in 2003, with an EBITDA margin of 55.2%.

(1) Our EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect the operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent cash flows from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

Capital Expenditures

Our capital expenditures decreased by 4.9%, from RMB45,014 million in 2002 to RMB42,819 million in 2003.

In 2003, we continued to implement our prudent policy on capital expenditures and further optimised the allocation of our capital expenditures. As one of our focuses, we continued to invest in our access network to respond to the rapid growth in demand of our wireline users, broadband users and managed data users and to strengthen our market leadership position. We fully utilised the capabilities of our existing networks to increase our network utilisation. We had also reduced acquisition cost of equipment through our strengthened project management and centralised purchasing program. The above measures had effectively increased our return on investments.

We expect to fund our capital expenditure needs through a combination of cash flows generated from operating activities, short-term and long-term bank loans and other debt and equity financing. We believe we will have sufficient resources to meet our capital expenditure requirements in the foreseeable future.

Cash Flows and Capital Resources

Cash Flows

Our net cash outflow was RMB8,566 million in 2003, as opposed to a net cash inflow of RMB10,988 million in 2002, primarily due to, on the one hand, the net proceeds of RMB10,659 million raised from our initial public offering in 2002 and, on the other hand, our cash repayment of RMB11,000 million in 2003 as part of the acquisition consideration for the telecommunications businesses from our parent company.

Our principal source of liquidity was our cash flows from operating activities, which reached RMB46,884 million in 2003, a decrease of RMB5,274 million from RMB52,158 million in 2002. This decrease was primarily due to our income tax payment of RMB6,461 million in 2003, an increase of RMB5,795 million from 2002.

Due to a further decrease in our capital expenditures, net cash used in investing activities decreased by RMB6,279 million, from RMB47,060 million in 2002 to RMB40,781 million in 2003.

Our net cash used in financing activities was RMB14,669 million in 2003, as compared with a net cash inflow of RMB5,890 million in 2002. This change was primarily due to, on the one hand, the net proceeds raised from our initial public offering in 2002 and, on the other hand, our cash payment in 2003 as part of the acquisition consideration for the telecommunications businesses from our parent company. In addition, we repaid certain amount of our bank loans in 2003. Our net repayment of bank loans (the difference between the proceeds from bank loans and the cash repayment for such bank loans) increased from RMB1,096 million in 2002 to RMB2,722 million in 2003.

Working Capital

Our working capital (total current assets minus total current liabilities) deficit was RMB71,162 million as of 31 December 2003, representing an increase of RMB5,314 million, compared with the deficit of RMB65,848 million in 2002. The increase in our working capital deficit was primarily due to our cash payment of RMB11,000 million as part of the acquisition consideration for the telecommunications businesses from our parent company.

As of the end of 2003, our cash and cash equivalents reached RMB10,119 million.

Indebtedness

Our total debt increased by RMB32,592 million to RMB96,196 million as of the end of 2003, primarily due to the deferred consideration of RMB35,000 million to China Telecommunications Corporation as part of our acquisition consideration for the telecommunications businesses in the six regions. Consequently, our debt-to-asset ratio (total debt divided by total assets) increased from 20.9% in 2002 to 31.5% in 2003, which we believe is a further optimisation of capital structure.

Excluding the deferred consideration of RMB35,000 million for the acquisition consideration, our long-term debt (including current portion) decreased from RMB23,268 million as of 31 December 2002, to RMB21,099 million as of 31 December 2003, while our short-term debt decreased from RMB40,336 million as of 31 December 2002, to RMB40,097 million as of 31 December 2003, reflecting our sound financial condition.

Of our total debt as of 31 December 2003, 94.4%, 3.0%, 2.1% and 0.5% were denominated in Renminbi, Japanese yen, U.S. dollars and Euro, respectively.

Supplementary Information for ADS Holders

Reconciliation of net profit and shareholders’ equity under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the years ended 31 December 2003 and 2002 is as follows:

	2003	2003	2002
	US$ millions	RMB millions	RMB millions
	(Note)
Net profit under IFRS	2,983	24,686	9,773
US GAAP adjustments:
Reversal of deficit on revaluation of property, plant and equipment, net of minority interests	—	—	14,690
Depreciation on revalued property, plant and equipment	(476)	(3,940)	(1,542)
Disposal of revalued property, plant and equipment	(7)	(60)	(55)
Deferred tax effect of US GAAP adjustments	159	1,320	(4,321)

Net profit under US GAAP	2,659	22,006	18,545

Basic earnings per share under US GAAP	US$0.04	RMB0.29	RMB0.27

Basic earnings per ADS* under US GAAP	US$3.52	RMB29.10	RMB26.78

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as at 31 December 2003 and 2002 is as follows:

	2003		2003	2002
	US$ millions		RMB millions	RMB millions
	(Note	)
Shareholders’ equity under IFRS	15,860		131,272	152,848
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	1,935		16,017	20,017
Deferred tax effect of US GAAP adjustment	(642)		(5,316)	(6,636)

Shareholders’ equity under US GAAP	17,153		141,973	166,229

Note: Solely for the convenience of the reader, the amounts for 2003 have been translated into United States dollars at the noon buying rate in New York City on 31 December 2003 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2767. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2003, or at any other date.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2003, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that Mr. Tan Ming, a member of the Company’s audit committee, is not a non-executive director of the Company. Mr. Tan Ming is an employee representative on the Company’s audit committee, and his appointment on such committee complies with regulatory requirements in the United States (where the Company’s ADS are listed).

CLOSURE OF SHARE REGISTRAR

The Company’s share registrar will be closed from Saturday, 3 April 2004 to Monday, 3 May 2004 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901–1905, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:00 pm on Friday, 2 April 2004.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2003 containing all information required by Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2003 will be held at 10:00 a.m. on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC to consider and, if thought fit, pass the following business:

ORDINARY RESOLUTIONS

1.	to consider and approve the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2003;

2.	to consider and approve the profit distribution proposal and declaration of a final dividend for the year ended 31 December 2003;

3.	to consider and approve the annual remuneration proposal for the Company’s directors for the year ending 31 December 2004;

4.	to consider and approve the reappointment of KPMG as the Company’s international auditors and KPMG Huazhen as the Company’s domestic auditors for the year ending 31 December 2004 and the authorisation to the board of directors of the Company to fix the remuneration thereof;

And to consider and approve other matters, if any.

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

5.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the board of directors of the Company during the Relevant Period (as hereafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company (“Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the board of directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the board of directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of special resolution 5:

“Relevant Period” means the period from the passing of special resolution 5 until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the board of directors of the Company under these special resolutions by a special resolution of the Company’s shareholders in general meetings.

“Rights Issue” means an offer of shares open for a period fixed by the board of directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the board of directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.” 6. “THAT the board of directors of the Company be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 5, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.”

By Order of the Board

Li Ping

Company Secretary

Beijing, PRC

17 March 2004

Notes:

(1)	Buyers who submit the relevant share transfer application forms to the Company’s share registrar before 4:00 p.m. on 2 April 2004 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2003, which is expected to be despatched to shareholders on 19 March 2004.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited, Rooms 1901–1905, 19th Floor, Hopewell Centre, 183 Queens Road East, Wanchai, Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting are to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors of the Company on or before 12 April 2004.

(6)	Closure of the register of members:

The register of members of the Company will be closed from 3 April 2004 to 3 May 2004 (both days inclusive).

(7)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transportation and accommodation expenses.

(8)	The address of the office of the Board of Directors is as follows:

31 Jinrong Street

Xicheng District

Beijing 100032 PRC

Contact person:	Li Ping
Telephone:	(8610)6642 8166
Facsimile:	(8610)6601 0728

Exhibit 1.4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The securities referred to below (these “Securities”) may not be offered or sold in the U.S. absent registration or an exemption from registration. This announcement does not constitute an offer of any securities for sale.

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

FURTHER INFORMATION

RELATING TO A POTENTIAL ACQUISITION

AND

PROPOSED NEW ISSUE

TO RAISE FUNDS TO FINANCE SUCH POTENTIAL ACQUISITION

Further to the Company’s announcement dated 1 March 2004, the Directors are pleased to announce that the Company has identified the telecommunication assets to be acquired from its Parent to be those located in ten provinces (including autonomous regions) in the PRC (the “Potential Acquisition “). These provinces (including autonomous regions) are Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region.

The Directors wish to seek the approval of Shareholders to authorise the Directors to issue and allot up to 8,317,560,515 new H Shares (“New H Shares”) (including up to 756,141,865 new H Shares to be converted from up to 756,141,865 existing Domestic Shares held by PRC state shareholders) if certain conditions, as further described in this announcement, are satisfied (the “New Issue”). The maximum number of New H Shares which may be issued and allotted pursuant to the New Issue will represent approximately 11% of the Company’s current registered share capital.

The purpose of the New Issue is to allow the Company to raise funds in anticipation of the Potential Acquisition. Whilst the Company has not made a decision as to the offering structure of any such issue and allotment, the Company intends to use the net proceeds from any such issue and allotment of the Primary Shares (as defined below) wholly to fund the Potential Acquisition. The New Issue will also provide the Company with flexibility to take advantage of favourable market conditions and opportunities to raise funds. If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and allotment of the Primary Shares pursuant to the New Issue will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have been reviewed and approved by the independent non-executive directors of the Company. The Company will publish further announcement(s) as and when necessary to inform Shareholders of any issue and allotment of any New H Shares pursuant to the New Issue and the use of any net proceeds raised.

If the New Issue is approved, the Directors can issue and allot all or some of the New H Shares at any time and from time to time before 2 November 2004 (being the expiry date of the New Issue as described below) on such terms and conditions as the Directors consider to be appropriate and in the best interests of the Company and subject to the other conditions, including size, timing and price, as mentioned in this announcement.

The New Issue is subject to approvals being obtained from (i) the holders of H Shares by way of a special resolution at a separate Class Meeting, (ii) the holders of Domestic Shares by way of a special resolution at another separate Class Meeting, and (iii) the Shareholders by way of a special resolution at the EGM, as required by paragraph 19(1)(a) of the Listing Agreement and the Articles of Association.

Issue and allotment of New H Shares under the New Issue is subject to the following conditions:

(i) any New H Shares to be issued and allotted under the New Issue being offered to investors who are independent of and not connected with any promoter, director, supervisor, chief executive or Substantial Shareholder of the Company or any of its subsidiaries or an Associate of any of them, in full compliance with the requirements of the Listing Rules and all applicable laws; and

(ii) approvals for the issue and allotment of the New H Shares under the New Issue having been obtained from all relevant PRC governmental and regulatory authorities.

Whilst negotiations between the Company and its Parent in relation to the Potential Acquisition are continuing, the Directors expect that the relevant parties may be in a position to reach final agreement on the terms of the Potential Acquisition in April 2004. The Directors expect that further details of the Potential Acquisition, including the consideration and other terms, will be disclosed by way of a further announcement to Shareholders pursuant to paragraph 2 of the Listing Agreement at least 5 Business Days prior to the convening of the Class Meetings and the EGM. A separate extraordinary general meeting of the Company will need to be convened in full compliance with the requirements in relation to connected transactions and notifiable transaction (where applicable) under the Listing Rules to enable Shareholders to consider the terms of the Potential Acquisition. Further details of the extraordinary general meeting for the Potential Acquisition will be announced as and when required.

Investors should be aware that issue of New H Shares pursuant to the New Issue subject to the satisfaction of a number of terms and conditions which are more particularly set out in the paragraph headed “Terms of the New Issue”. There is no assurance that any of the conditions will be fulfilled. Investors should therefore exercise caution when dealing in the H Shares.

Further to the Company’s announcement dated 1 March 2004, the Directors are pleased to announce that the Company has identified the telecommunication assets to be acquired from its Parent to be those located in ten provinces (including autonomous regions) in the PRC. These provinces (including autonomous regions) are Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region.

The Directors wish to seek the approval of Shareholders to authorise the Directors to issue and allot up to 8,317,560,515 new H Shares (including up to 756,141,865 new H Shares to be converted from up to 756,141,865 existing Domestic Shares held by PRC state shareholders) if certain conditions, as further described in this announcement, are satisfied. The maximum number of New H Shares which may be issued and allotted pursuant to the New Issue will represent approximately 11% of the Company’s current registered share capital.

Rationale behind and Reasons for the New Issue

The purpose of the New Issue is to allow the Company to raise funds in anticipation of the Potential Acquisition. The Directors consider it appropriate now to seek the approval from its Shareholders to issue the New H Shares as it would, if granted, provide the Company with flexibility to take advantage of favourable market conditions and opportunities to raise funds in anticipation of the Potential Acquisition. Any issue of New H Shares will also increase the Company’s public float above the current level of approximately 11% of the current total registered share capital of the Company. If the Company issues the maximum number of the New H Shares pursuant to the New Issue, the public float after such issuance will be approximately 20% of the Company’s enlarged registered share capital.

Approval of the New Issue is sought from the Shareholders pursuant to paragraph 19(1)(a) of the Listing Agreement, which requires that the Directors shall obtain the approval by a special resolution of Shareholders in general meeting and the approvals by special resolutions of holders of Domestic Shares and holders of H Shares at separate class meetings conducted in accordance with the Articles of Association prior to authorising, issuing, allotting or granting any H Shares.

Terms of the New Issue

(a) Maximum number of H Shares under the New Issue

The maximum number of H Shares which can be issued and allotted pursuant to the New Issue is 8,317,560,515 New H Shares, which comprises (i) up to 7,561,418,650 New H Shares representing 10% of the current registered share capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares (representing approximately 10% of the 7,561,418,650 Primary Shares to be issued and allotted) upon conversion of up to 756,141,865 existing Domestic Shares held by PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds ( ), provided that the number of Secondary Shares actually issued and allotted shall be 10% of the number of Primary Shares actually offered and sold by the Company at any time and from time to time pursuant to New Issue. None of the holders of the Domestic Shares will be entitled to any of proceeds arising from any issue and allotment of any Secondary Shares, all of which will be paid to the PRC national social security funds as required by the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds

( ).

(b) Issue of New H Shares pursuant to the New Issue

(i) If the New Issue is approved, Directors can issue and allot all or some of the New H Shares at any time and from time to time before 2 November 2004 (being the expiry date of the New Issue as described below) on such terms and conditions as the Directors consider to be appropriate and in the best interests of the Company and subject to the other conditions, including size, timing and price, as mentioned in this announcement.

(ii) The price at which any or all of the New H Shares may be issued and allotted by the Directors under the New Issue will be determined by reference to the prevailing market price of the H Shares at the time of offering and all other relevant market considerations. Such price will in any event be within a range of 20% below or above the prevailing market price of the H Shares of the Company at the time of the offering. For illustrative purposes only, the New H Shares to be issued and allotted pursuant to the New Issue will have an aggregate value of approximately HK$23.29 billion (based on the closing price of HK$2.80 per H Share on 16 March 2004), assuming the maximum number of New H Shares is issued and allotted pursuant to the New Issue.

(c) Approval of Shareholders

The New Issue is subject to approvals being obtained from (i) the holders of H Shares by way of a special resolution at a separate Class Meeting, (ii) the holders of Domestic Shares by way of a special resolution at another separate Class Meeting, and (iii) the Shareholders by way of a special resolution at the EGM, as required by paragraph 19(1)(a) of the Listing Agreement and the Articles of Association. Whilst Shareholders are not entitled to any pre-emptive rights under the Articles of Association in respect of any new issue and allotment of any shares of the Company, paragraph 19(1) of the Listing Agreement provides that the Shareholders’ approvals as set out in this paragraph be obtained prior to any authorisation, issuance or grant of any H Shares. Accordingly, Shareholders are asked to waive their pre-emptive rights (if any) over any or all of the New H Shares to be issued and allotted pursuant to the New Issue.

(d) Other conditions

Issue and allotment of any New H Shares pursuant to the New Issue is subject to the following conditions:

(i) any New H Shares to be issued and allotted pursuant to the New Issue having to be offered to investors who are independent of and not connected with any promoter, Director, supervisor, chief executive or Substantial Shareholder of the Company or any of its subsidiaries or an Associate of any of them, in full compliance with the requirements of the Listing Rules and all applicable laws; and

(ii) approvals for the issue and allotment of the New H Shares under the New Issue having been obtained from all relevant PRC governmental and regulatory authorities.

(e) Lapse of the New Issue

The proposed New Issue, if granted, will lapse on 2 November 2004, being the date falling 6 months after the passing of the special resolutions at the Class Meetings and the EGM, irrespective of whether any New H Shares covered by the New Issue have been issued and allotted in full or not.

Investors should be aware that issue of New H Shares pursuant to the New Issue is subject to the satisfaction of a number of terms and conditions which are more particularly set out in the paragraph headed “Terms of the New Issue”. There is no assurance that any of the conditions will be fulfilled. Investors should therefore exercise caution when dealing in the H Shares.

Use of Proceeds of any Issue of Primary Shares pursuant to the New Issue

The purpose of the New Issue is to allow the Company to raise funds in anticipation of the Potential Acquisition. Whilst the Company has not made a decision as to the offering structure of any such issue and allotment, the Company intends to use the net proceeds from any such issue and allotment of the Primary Shares wholly to fund the Company’s Potential Acquisition. The New Issue will also provide the Company with flexibility to take advantage of favourable market conditions and opportunities to raise funds. If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and allotment of the Primary Shares pursuant to the New Issue will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have been reviewed and approved by the independent non-executive directors of the Company. The Company will publish further announcement(s) as and when necessary to keep Shareholders informed of any issue and allotment of any New H Shares pursuant to the New Issue and the use of any net proceeds raised.

Investors should note that if Primary Shares are issued pursuant to the New Issue, the actual amount of funds to be raised from the issue will depend on the actual number of Primary Shares issued and allotted and the price at which such Primary Shares are issued and allotted.

Further Details of the Potential Acquisition

Whilst negotiations between the Company and its Parent in relation to the Potential Acquisition are continuing, the Directors expect that the relevant parties may be in a position to reach final agreement on the terms of the Potential Acquisition in April 2004. The Directors expect that further details of the Potential Acquisition, including the consideration and other terms, will be disclosed by way of a further announcement to Shareholders pursuant to paragraph 2 of the Listing Agreement at least 5 Business Days prior to the convening of the Class Meetings and the EGM. The Potential Acquisition will constitute a connected transaction of the Company under the Listing Rules. A separate extraordinary general meeting will need to be convened in full compliance with the requirements in relation to connected transactions and notifiable transactions (where applicable) under the Listing Rules to enable Shareholders to consider the terms of the Potential Acquisition. The Class Meetings and the EGM convened for the New Issue will be held on 3 May 2004 (and the 45 days’ notice for such Class Meetings and the EGM will count from the first day immediately following the date of dispatch of such notices) even if an announcement relating to the Potential Acquisition is published by the Company before the Class Meetings and the EGM are convened for the New Issue.

Whilst negotiations between the Company and its Parent in relation to the Potential Acquisition are continuing, no understanding or contractual terms have been agreed and the Potential Acquisition may or may not proceed. Investors should therefore exercise caution when dealing in H Shares.

Ranking of New H Shares

The New H Shares, if and when issued, allotted and fully paid, will rank pari passu in all respects among themselves with the existing H Shares in issue, including the right to receive all future dividends and distributions which may be declared, made or paid after the date of issue and allotment of any of the New H Shares.

Potential Change to Share Capital and Shareholding Structure

For reference and illustrative purposes only, assuming the maximum number of New H Shares is issued and allotted by the Directors pursuant to the New Issue, the current share capital and the shareholding structure of the Company and that of the Company immediately after completion of the issue and allotment will be as follows:

Holders of Domestic Shares or H Shares	Current registered share capital and shareholding structure		Immediately after completion of issue and allotment of the maximum number of the New H Shares
Domestic Shares	No. of Shares	%	No. of Shares	%

China Telecommunications Corporation	58,809,120,182	77.78%	58,151,180,270	69.91%

Guangdong Rising Assets Management Co., Ltd.	5,658,608,387	7.48%	5,595,301,466	6.73%

Jiangsu Guoxin Investment Group Co., Ltd.	964,621,836	1.28%	953,829,918	1.15%

Zhejiang Financial Development Company	2,154,426,098	2.85%	2,130,322,984	2.56%

H Shares (including H Shares underlying ADSs)	8,027,410,000	10.62%	16,344,970,515	19.65%

Note: the sum of all percentages may not add up to 100% due to rounding discrepancies.

Authority to Amend the Articles of Association

The existing capital structure of the Company is set out in the Articles of Association as follows:

(a)	Article 20 sets out the number of aggregated number of ordinary shares in issue of the Company and the number of ordinary shares issued to the Company’s promoter as at the establishment of the Company;

(b)	Article 21 sets out the number of Domestic Shares which were converted into H Shares, the number of H Shares and the number of Domestic Shares in issue and gives details of the shareholding of Domestic Shares; and

(c)	Article 24 sets out the registered capital amount of the Company.

Upon any issue and allotment of the New H Shares pursuant to the New Issue, the capital structure of the Company will be altered. Accordingly, the Directors will be seeking from the Shareholders at the Class Meetings and the EGM an authority to make such amendments to the Articles of Association to reflect the new capital structure of the Company as a result of the issue and allotment of the New H Shares pursuant to the New Issue.

Application for Listing

Application will be made to the Stock Exchange for listing of, and permission to deal in, any New H Shares issued and allotted pursuant to the New Issue.

Subject to the permission of the listing of, and to deal in, any or all of the New H Shares on the Main Board and in compliance with the stock admission requirements of HKSCC, the New H Shares (if any) will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of the commencement of dealings in the New H Shares on the Main Board or such other dates as determined by the HKSCC.

All necessary arrangements will be made for the New H Shares to be admitted into CCASS.

Class Meetings and Extraordinary General Meeting

Separate Class Meetings of the holders of H Shares and the holders of Domestic Shares will be held for the purpose of seeking approvals from the holders of H Shares and holders of Domestic Shares respectively to pass the necessary special resolutions to approve (i) the proposed New Issue, (ii) the proposed authorisation to the Directors to amend certain articles in the Articles of Association to reflect the new share capital structure of the Company following the issue and allotment of New H Shares pursuant to the New Issue, and (iii) the proposed waiver of their pre-emptive rights (if any) over any or all the New H Shares which may be issued and allotted pursuant to the New Issue.

The EGM will be held for the purpose of seeking the approval from the Shareholders to pass the necessary special resolutions in general meeting to approve (i) the proposed New Issue, (ii) the proposed authorisation to the Directors to amend certain articles in the Articles of Association to reflect the new share capital structure of the Company following the issue and allotment of the New H Shares pursuant to the New Issue, and (iii) the proposed waiver of their pre-emptive rights (if any) over any or all of the New H Shares which may be issued and allotted pursuant to the New Issue.

Notices of the Class Meetings of the holders of H Shares and the holders of Domestic Shares and the EGM to be held at 11:00 a.m., 11:30 a.m. and 12 noon respectively on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC will be set out in the circular to Shareholders.

Undertakings

As the net proceeds of the issue and allotment of any Primary Shares pursuant to the New Issue are intended to be used to acquire telecommunication assets from the Parent pursuant to the Potential Acquisition, China Telecommunications Corporation, as the controlling shareholder of the Company, will abstain from voting at the Class Meeting for the holders of Domestic Shares and the EGM. None of the other holders of Domestic Shares will abstain from voting at the Class Meeting for the holders of the Domestic Shares and the EGM since the interest of each such holder of Domestic Shares is the same as all the other Shareholders of the Company in respect of the special resolutions. These other holders of Domestic Shares, namely, Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd., and Zhejiang Financial Development Company have all undertaken to the Company that they will vote in favour of the special resolutions to be proposed at the Class Meeting for the holders of Domestic Shares and the EGM.

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Articles of Association	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

Associate	has the meaning given to it by the Listing Rules

Business Day	a day (excluding Saturdays) on which banks are generally open in Hong Kong, New York and the PRC for the transaction of normal banking business

CCASS	the Central Clearing and Settlement System established and operated by HKSCC

Class Meeting	each of the separate meetings of the holders of H Shares and holders of Domestic Shares, as applicable, to be convened on 3 May 2004, (together, Class Meetings)

PRC	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Taiwan and Macau)

Company	China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability on September 10, 2002, whose H Shares are listed on the Stock Exchange and whose ADSs are listed on the New York Stock Exchange, Inc.

Directors	the directors of the Company (or a duly authorized committee thereof)

Domestic Shares	domestic invested shares of nominal value of RMB1.00 each in the share capital of the Company, which are subscribed for in RMB

EGM	the extraordinary general meeting of the Company to be convened on 3 May 2004

HKSCC	Hong Kong Securities Clearing Company Limited

H Share(s)	overseas listed foreign invested shares in the Company’s registered capital with a par value of RMB1.00 per share which are listed on the Stock Exchange

Hong Kong	the Hong Kong Special Administrative Region of the PRC

HK$	Hong Kong dollars, the lawful currency of Hong Kong

Listing Agreement	the listing agreement entered into between the Company and the Stock Exchange in November 2002

Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange Hong Kong Limited

Main Board	the main board of the Stock Exchange

New H Shares	8,317,560,515 new H Shares, being the maximum number of H Shares which may be issued and allotted from time to time pursuant to the New Issue

Parent	China Telecommunications Corporation, a state-owned enterprise renamed under the laws of PRC on 17 May 2000

RMB	Renminbi, the lawful currency of the PRC

Shareholders	shareholders of the Company

Stock Exchange	The Stock Exchange of Hong Kong Limited

Substantial Shareholder	has the meaning given to it by the Listing Rules

By Order of the Board Li Ping Company Secretary

Hong Kong

17 March 2004